UNITED STATES SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 3)

SIMON PROPERTY GROUP, INC.
(Name of Issuer)
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Common Stock
(Title of Class of Securities)
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828806109
(CUSIP Number)
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December 31, 2001
(Dates of Event Which Requires Filing of this Statement)
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Check the appropriate box to designate the rule pursuant to which this
Schedule is filed:

/x/ Rule 13d-1(b)
/x/ Rule 13d-1(c)
/ / Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Page 1 of 8 pages

Cusip 828806109
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1
Names of Reporting Persons
I.R.S. Identification Nos. of above persons (entities only).

Brinson Partners (New York), Inc.
13-2725861
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2
Check the Appropriate Box if a Member of a Group (See Instructions)
a   / /
b   /x/   See Item 8 of attached schedule.
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3
SEC USE ONLY
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4
Citizenship or Place of Organization - New York
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Number of       5.  Sole Voting Power           11,661,509
Shares Bene-    6.  Shared Voting Power         ____________
ficially        7.  Sole Dispositive Power      ____________
Owned by Each   8.  Shared Dispositive Power    11,661,509
Reporting
Person With:
-----------------------------------------------------------
9
Aggregate Amount Beneficially Owned by Each Reporting Person
11,661,509 Shares  *
-----------------------------------------------------------
10
Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
-----------------------------------------------------------
11
Percent of Class Represented by Amount in Row (9)
Approximately
6.7%
-----------------------------------------------------------
12
Type of Reporting Person (See Instructions)
IA
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*Brinson Partners (New York) Inc. disclaims beneficial
 ownership of such securities.

Page 2 of 8 pages




Cusip 828806109
-----------------------------------------------------------
1
Names of Reporting Persons
I.R.S. Identification Nos. of above persons (entities only).

UBS AG
98-0186363
-----------------------------------------------------------
2
Check the Appropriate Box if a Member of a Group (See Instructions)
a   / /
b   /x/ See Item 8 of attached schedule.
-----------------------------------------------------------
3
SEC USE ONLY
-----------------------------------------------------------
4
Citizenship or Place of Organization - Switzerland
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Number of       5.  Sole Voting Power           ___11,661,509
Shares Bene-    6.  Shared Voting Power         ____________
ficially        7.  Sole Dispositive Power      ____________
Owned by Each   8.  Shared Dispositive Power       11,661,509
Reporting
Person With:
-----------------------------------------------------------
9
Aggregate Amount Beneficially Owned by Each Reporting Person
11,661,509 Shares  *
-----------------------------------------------------------
10
Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
-----------------------------------------------------------
11
Percent of Class Represented by Amount in Row (9)
Approximately
6.7%
-----------------------------------------------------------
12
Type of Reporting Person (See Instructions)
BK See Item 3 of attached schedule.
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* UBS AG disclaims beneficial ownership of such securities.

Page 3 of 8 pages





Cusip 828806109
-----------------------------------------------------------
1
Names of Reporting Persons
I.R.S. Identification Nos. of above persons (entities only).

Kuwait Investment Authority
N/A
-----------------------------------------------------------
2
Check the Appropriate Box if a Member of a Group (See Instructions)
a   / /
b   /x/   See Item 8 of attached schedule.
-----------------------------------------------------------
3
SEC USE ONLY
-----------------------------------------------------------
4
Citizenship or Place of Organization - Kuwait
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Number of       5.  Sole Voting Power              11,584,009
Shares Bene-    6.  Shared Voting Power         ____________
ficially        7.  Sole Dispositive Power      ____________
Owned by Each   8.  Shared Dispositive Power       11,584,009
Reporting
Person With:
-----------------------------------------------------------
9
Aggregate Amount Beneficially Owned by Each Reporting Person
11,584,009 Shares
-----------------------------------------------------------
10
Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions)
-----------------------------------------------------------
11
Percent of Class Represented by Amount in Row (9)
Approximately 6.6%
-----------------------------------------------------------
12
Type of Reporting Person (See Instructions)
OO See Item 3 of attached schedule.
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Page 4 of 8 pages




Cusip 828806109
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Item 1(a).  Name of Issuer:
SIMON PROPERTY GROUP, INC.

Item 1(b).  Address of Issuer's Principal Executive Offices:
National City Garden
115 West Washington Street
Suite 15 East
Indianapolis, IN  46204
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Item 2(a) Name of Persons Filing:
Brinson Partners (New York), Inc.("Brinson Partners"), UBS AG ("UBSAG") and Kuwait Investment Authority ("KIA").
Item 2(b) Address of Principal Business Office or, if none, Residence:
Brinson Partners's principal business office is located at:
10 E. 50th Street, New York, NY  10022
UBSAG's principal business office is located at:
Bahnhofstrasse 45
8021, Zurich, Switzerland
KIA's principal business office is located at:
Ministries Complex, Block No. 3
Third Floor
Kuwait State of Kuwait

Item 2(c) Citizenship:
Incorporated by reference to Item 4 of the cover pages.

Item 2(d) Title of Class of Securities:
Common Stock (the " Common Stock")

Item 2(e) CUSIP Number:
828806109
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Item 3.  Type of Person Filing:
Brinson Partners is an Investment Adviser registered under section 203 of the Investment Advisers Act of 1940. UBS AG is classified as a Bank as defined in section 3(a)(6) of the Act pursuant to no action relief granted by the staff of the Securities and Exchange Commission. KIA, a Kuwaiti public authority established under Kuwaiti Law No. 47/1982 solely for the purpose of managing, in the name of the Government of Kuwait, the investment of the State of Kuwait, is a "passive investor" as that term is used to describe filers under Rule 13d-1(c).
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Item 4 (a)-(c)(iv).  Ownership:
Incorporated by reference to Items 5-11 of the cover pages.
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Page 5 of 8 pages


Cusip 828806109
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Item 5.  Ownership of Five Percent or Less of a Class:
If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following / /.
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Item 6.  Ownership of More than Five Percent on Behalf of Another Person:
An account managed on behalf of KIA on a discretionary basis by UBS has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock and holds in excess of 5 percent of the outstanding Common Stock.
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Item 7.  Identification and Classification of the Subsidiary Which
Acquired the Security Being Reported on By the Parent Holding Company:
[See item 3 above]
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Item 8 Identification and Classification of Members of the Group:
Brinson Partners (New York), Inc. is an indirect wholly-owned subsidiary of UBS AG. UBS AG is reporting indirect beneficial ownership of holdings by reason of its ownership of Brinson Partners and UBS (USA) Inc., a parent holding company of Brinson Partners. UBS AG does not hereby affirm the existence of a group within the meaning of Rule 13d-5(b)(1). KIA appointed UBS as an investment adviser to manage its account holding the subject shares in December of 1998.
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Item 9 Notice of Dissolution of Group:
Not Applicable
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Item 10 Certification:
By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.
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Page 6 of 8 pages





Cusip 828806109

SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date:  February 15, 2002

Brinson Partners (New York), Inc.


By: ______________________     By: ______________________
      Mark F. Kemper                Charles R. Mathys
      Secretary                     Assistant Secretary

UBS AG


By: ______________________ 	By: ______________________
      Robert C. Dinerstein          Robert B. Mills
      Managing Director             Managing Director

Kuwait Investment Authority

By:  ______________________________
Sheikh Salem Abdullah Al-Sabah
Chief Investment Officer American Investment Dept.
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Page 7 of 8 pages







Cusip 828806109

EXHIBIT 1
AGREEMENT TO MAKE A JOINT FILING

Brinson Partners, UBS AG and Kuwait Investment Authority each agrees that this Schedule 13G (including all amendments thereto) is filed by and on behalf of each such party.

Date:  February 15, 2002

Brinson Partners (New York), Inc.


By: ______________________     By: ______________________
      Mark F. Kemper                Charles R. Mathys
      Secretary                     Assistant Secretary

UBS AG


By: ______________________ 	By: ______________________
      Robert C. Dinerstein          Robert B. Mills
      Managing Director             Managing Director

Kuwait Investment Authority

By:  ______________________________
Sheikh Salem Abdullah Al-Sabah
Chief Investment Officer American Investment Dept.
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Page 8 of 8 pages